UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

IRONWOOD MULTI-STRATEGY FUND LLC
(Name of Subject Company (Issuer))

IRONWOOD MULTI-STRATEGY FUND LLC
(Name of Filing Person(s) (Issuer))

Units of Limited Liability Company Interest
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Jonathan Gans
Chief Executive Officer and President
c/o Ironwood Capital Management
One Market Plaza, Steuart Tower, Suite 2500
San Francisco, California 94105
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

Copy to:

Nathan J. Greene Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022	Alison J. Sanger Chief Operating Officer, Chief Compliance Officer Ironwood Capital Management One Market Plaza, Steuart Tower, Suite 2500 San Francisco, California 94105

August 26, 2016
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$584,550,861 (50% of 7/31/16 NAV of the Feeder Fund, as defined below) (a)	Amount of Filing Fee:	$58,864.27 (b)

(a)           Calculated as the aggregate maximum value of Units being purchased.

(b)           Calculated at $100.70 per 1,000,000 of the Transaction Valuation.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ________________________________________________________________
Form or Registration No.: _______________________________________________________________
Filing Party: __________________________________________________________________________
Date Filed: ___________________________________________________________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:          ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

ITEM 1.	SUMMARY TERM SHEET.

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Ironwood Multi-Strategy Fund LLC is a Delaware limited liability company that is registered under the Investment Company Act of 1940 (the “1940 Act”) as a closed-end, non-diversified, management investment company (the “Feeder Fund”).  The Feeder Fund invests substantially all of its assets in limited liability company units issued by Ironwood Institutional Multi-Strategy Fund, LLC (the “Master Fund”), which is also a Delaware limited liability company that is registered under the 1940 Act as a closed-end, non-diversified, management investment company.  The Feeder Fund is offering to repurchase up to 50% of its Units and will do so for either cash or in an exchange of Units for the underlying Master Fund Units held by the Feeder Fund (the “Offer”).  As described below, the cash component of the Offer is limited by reference to the Master Fund’s corresponding repurchase offer also dated August 26, 2016 (the “Master Fund Offer”).

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The Offer is on the terms and conditions set out in this Schedule TO (this “Schedule TO”) and the applicable Letter(s) of Transmittal as of December 31, 2016 (the “Repurchase Date”) from the members of the Feeder Fund (the “Members”).  As used in this Schedule TO, the term “Units” refers to units of limited liability company interest of the Feeder Fund, and “Master Fund Units” refers to units of limited liability company interest of the Master Fund.

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In determining the number of Units that can be repurchased for cash, the structure of this Offer generally is intended to treat Members as if they were direct members of the Master Fund and subject to the Master Fund Offer.  The Master Fund Offer is for approximately 10% of the Master Fund Units outstanding as of the Repurchase Date.  As of July 31, 2016, the Feeder Fund held approximately 60% of the Master Fund Units, which means that if no other Master Fund members tender their units in the Master Fund Offer (and assuming hypothetically that the portion of the Master Fund Units held by the Feeder Fund remains constant through to December 31, 2016), the Feeder Fund would be able to repurchase for cash under this Offer approximately 16.81% of its Units outstanding.  Conversely, if Master Fund members, including the Feeder Fund, tender their units to the maximum extent permitted under the Master Fund Offer, the Feeder Fund would be able to repurchase for cash approximately 10% of its Units outstanding.  The actual percentage of Units available for repurchase for cash under this Offer will vary but is expected generally to be within this range.

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The price to be paid for Units repurchased for cash will be the net asset value per Unit calculated as of the Repurchase Date, less any Early Repurchase Fee (as defined below) due to the Feeder Fund in connection with the repurchase.  Units exchanged for Master Fund Units will be exchanged on the basis of their relative net asset value as of the Repurchase Date, meaning that a Member tendering Units in exchange for Master Fund Units will receive Master Fund Units equal in value to the Member’s tendered Units as of the Repurchase Date (please note that while the value will be the same, the number of Master Fund Units a Member will receive will differ from the number of tendered Units).

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A prospectus for the Master Fund accompanies this Offer and should be reviewed carefully by a Member interested in exchanging Units for Master Fund Units.  It is anticipated that Members tendering for Master Fund Units generally will be those investing through a “fee-based” account with their broker, investment adviser, financial adviser or other financial intermediary (which typically means the intermediary does not require a sales load, servicing fee or other compensation from the Master Fund or its investment adviser).  Please note that not all Members will have financial intermediaries with the necessary relationships with the Master Fund to permit their customer accounts to hold Master Fund Units.  Audited financial statements for the Master Fund’s fiscal year ended April 30, 2016 are on file with the Securities and Exchange Commission (“SEC”) on Form N-CSR dated July 8, 2016 and are available on request.

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Members that desire to tender Units for a cash repurchase must do so by 11:59 p.m., Eastern Daylight Time on September 27, 2016 (the “Cash Offer Acceptance Deadline”).  Members that desire to tender Units in exchange for Master Fund Units must do so by 11:59 p.m., Eastern Daylight Time on November 30, 2016 (the “Exchange Offer Acceptance Deadline”).  The earlier deadline for a cash repurchase reflects the fact that interests in Underlying Funds (as defined below in Item 3) held by the Master Fund generally will need to be liquidated to accommodate a cash repurchase.  Responses to the repurchase notice (each, an “Offer Acceptance”) received by the Feeder Fund or its designated agent after the Cash Offer Acceptance Deadline in the case of tenders for cash and after the Exchange Offer Acceptance Deadline in the case of tenders for Master Fund Units will be void. All determinations as to the receipt of notices from Members relating to the tender of Units including, without limitation, determinations whether to excuse or waive certain variations from relevant procedural requirements, will be in the sole discretion of the Feeder Fund or its designated agent, and any such determination will be final.

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A Member may tender all of its Units or a portion of its Units; however, a Member who tenders some, but not all, of the Member’s Units as of the Repurchase Date will be required to maintain a minimum aggregate net asset value of Units generally equal to $25,000.  Members that tender in exchange for Master Fund Units must do so with respect to all of their Units that are not tendered for cash.  The Feeder Fund reserves the right to reduce the amount to be repurchased from a Member as of the Repurchase Date so that the required minimum aggregate net asset value of Units is maintained.

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The Feeder Fund may suspend or postpone this Offer in limited circumstances and only by a vote of a majority of the Board of Directors of the Feeder Fund (the “Board”), including a majority of the independent directors of the Board (each, an “Independent Director”).  These circumstances may include the following:  (i) a period during which an emergency exists as a result of which it is not reasonably practicable for the Feeder Fund to dispose of securities it owns or to determine the value of the Feeder Fund’s net assets; (ii) for any other periods that the SEC permits by order; or (iii) other unusual circumstances as the Board determines, in compliance with applicable laws, it is in the best interest of the Feeder Fund, the Master Fund, the Members or the members of the Master Fund to suspend or postpone the Offer.

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A Member who tenders for repurchase the Member’s Units as of the Repurchase Date will be subject to a fee of 5.00% of the value of the Units repurchased by the Feeder Fund, payable to the Feeder Fund (an “Early Repurchase Fee”) if the Units have been held by the Member for less than one year as of the Repurchase Date.  The Early Repurchase Fee will be waived with respect to Units tendered in exchange for Master Fund Units and a Member will be credited for the holding period of such tendered Units when calculating any early repurchase fee that otherwise might be charged by the Master Fund in a subsequent tender of the relevant Master Fund Units.

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Members who tender for a cash repurchase less than 95% of their Units and which Units are repurchased by the Feeder Fund will receive the specified dollar amount equal to the net asset value of the Units repurchased by the Feeder Fund, less the applicable Early Repurchase Fee.  Promptly after the Repurchase Date, each tendering Member will be given a non-interest bearing, non-transferrable promissory note issued by the Feeder Fund entitling the Member to be paid an amount equal to 100% of the unaudited net asset value of the Member’s repurchased Units, determined as of the Repurchase Date (after giving effect to all allocations to be made as of that date to the Member’s Units), less the applicable Early Repurchase Fee.  The note will entitle the Member to be paid upon the later of (i) 30 calendar days after the Repurchase Date and (ii) if the Master Fund has requested withdrawals of capital or redemptions of interests from any Underlying Funds in order to fund the repurchase, 10 business days after the Master Fund has received at least 90% of the aggregate amount withdrawn or redeemed from such Underlying Funds (the “Payment Date”).

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Members who tender for a cash repurchase 95% or more of their Units and which Units are repurchased by the Feeder Fund will receive the specified dollar amount equal to the net asset value of the Units repurchased by the Feeder Fund, less the applicable Early Repurchase Fee.  Payment will be in the form of: (i) cash or a non-interest bearing, non-transferrable promissory note issued by the Feeder Fund in an amount equal to 95% of the estimated unaudited net asset value of a Member’s Units being repurchased, determined as of the Repurchase Date (after giving effect to all allocations to be made as of that date to the Member’s Units), less any Early Repurchase Fee (the “Initial Payment”), which will be paid on or prior to the Payment Date; and (ii) a non-interest bearing, non-transferable promissory note issued by the Feeder Fund entitling the Member to up to the remaining 5% of the estimated unaudited net asset value of the Member’s Units being repurchased, determined as of the Repurchase Date (after giving effect to all allocations to be made as of the date to the Member’s Units)(as adjusted (if at all) in accordance with the next paragraph, the “Subsequent Payment”).

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For a cash repurchase, following the later of:  (i)  120 calendar days after the Repurchase Date; or (ii) any longer period the Board in its discretion deems necessary to protect the interests of the remaining Members, the amount of the Subsequent Payment may be adjusted so that the sum of the Initial Payment and the Subsequent Payment is equal to 100% of the final net asset value of the Member’s Units being repurchased, determined as of the Repurchase Date (after giving effect to all allocations to be made as of that date to the Member’s Units), less any applicable Early Repurchase Fee.  That Subsequent Payment (adjusted as needed) will then be paid to the Member.

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Cash payments for repurchased Units may be further delayed under circumstances where the Master Fund has determined to redeem its interests in Underlying Funds to make such payments, but has experienced unusual delays in receiving payments from the Underlying Funds.

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The Board in its discretion, but giving due regard to the interests of the remaining Members, may determine to make a cash payment in satisfaction of a repurchase at earlier dates than those otherwise listed here.

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In settling a cash repurchase, the Board in its discretion may pay repurchase proceeds, in whole or in part, in underlying securities to be obtained from the Master Fund’s investment portfolio of equivalent value to the repurchase proceeds owed.  The Feeder Fund does not expect that it will distribute such securities as payment for repurchased Units except in unusual circumstances, such as in the unlikely event that: (i) making a cash payment would result in a material adverse effect on the Feeder Fund or on Members not requesting that their Units be repurchased; or (ii) the Master Fund has received distributions from Underlying Funds in the form of securities that are able to be transferred to the Members.  In the event that the Feeder Fund makes a distribution of underlying securities as payment for Units, Members will bear any risks of the distributed securities and may be required to pay a brokerage commission or other costs in order to dispose of the securities.

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As noted previously, a Member tendering Units in exchange for Master Fund Units will receive Master Fund Units valued as of the Repurchase Date in an amount equal to the value of the Member’s tendered Units as of the same date.  The payment of Master Fund Units to the Member will occur promptly upon confirmation of the relative net asset values of the Units and the Master Fund Units, which is expected to be in January 2017.  Between the Repurchase Date and such payment date, the Member will hold a non-interest bearing, non-transferrable promissory note issued by the Feeder Fund indicating a promise to pay the Member the requisite number of Master Fund Units.  Aside from that, the various delayed payment and “hold-back” terms described for the cash repurchase will not apply to the exchange of Units for Master Fund Units (although they would apply to any cash component of a tender). In consideration for being generally exempt from those terms, a Member tendering Units in exchange for Master Fund Units agrees to pay on demand any amount owed to the Feeder Fund as a result of a subsequent downward adjustment of the Feeder Fund’s net asset value as of the Repurchase Date in accordance with the terms of the Feeder Fund’s net asset value adjustment procedures (which generally limit adjustments to within 120 calendar days of the Repurchase Date).  At the option of the Feeder Fund, repayment can be effected by automatically enrolling the Member in the Master Fund’s next regular cash tender offer to tender that limited portion of the Member’s Master Fund Units needed to fund the amount due to the Feeder Fund, with cash proceeds paid directly to the Feeder Fund.

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The amount that a tendering Member may expect to receive in repurchase proceeds will be the net asset value of the Member’s Units determined on the Repurchase Date, less the applicable Early Repurchase Fee (again, any Early Repurchase Fee will be waived for Units tendered in exchange for Master Fund Units).  The payment amount is calculated by reference to the net asset value of the Feeder Fund’s assets (based in part on oral or written estimates of the value of the Master Fund’s investments received from Underlying Funds) as of the Repurchase Date, after giving effect to all allocations to be made as of that date to the Member’s Units.  An estimated net asset value may not reflect final net asset values as of the Repurchase Date calculated by the Underlying Funds.

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Members tendering Units for repurchase will have to decide whether to tender Units without the benefit of having current information regarding the value of the Units.  In addition, there may be a substantial period of time between the Repurchase Date and the date when one can expect to receive payment of cash repurchase proceeds from the Feeder Fund.  Members whose Units are repurchased will bear the risk that the Feeder Fund’s net asset value may fluctuate significantly between the date of the Offer Acceptance Deadline and the Repurchase Date.

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The Offer is being made to all Members of the Feeder Fund and is not conditioned on any minimum number of Units being tendered.  Payment for Units repurchased for cash may require the Master Fund to liquidate portfolio holdings in Underlying Funds earlier than otherwise planned, potentially resulting in losses, and may increase the Master Fund’s portfolio turnover.  The Master Fund may maintain cash or borrow money to pay repurchase proceeds, which would (indirectly) increase the Feeder Fund’s operating expenses and could adversely impact the ability of the Master Fund to achieve its investment objective.  Master Fund Units to be exchanged for Units tendered under this Offer are those held on the balance sheet of the Feeder Fund in the ordinary course of its operations.

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If in this Offer, Members tender for repurchase more than the number of Units available for repurchase on the Repurchase Date, the Feeder Fund may, in the Board’s sole and absolute discretion, either: (i) accept the additional Units permitted to be accepted pursuant to Rule 13e 4(f)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”);  (ii) increase the outstanding Units that the Feeder Fund is offering to purchase by up to two percent (2%) on the Repurchase Date; (iii) extend the Offer, if necessary, and increase the amount of Units that the Feeder Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Units tendered as well as any Units tendered during the extended Offer; or (iv) accept a portion of the Units tendered prior to or on the Repurchase Date for payment on a pro rata basis based on the aggregate net asset value of tendered Units.

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If a Member would like the Feeder Fund to purchase all of the Member’s Units or any portion of the Member’s Units, whether for cash or in an exchange for Master Fund Units, it should complete, sign and either (i) deliver the applicable Letter(s) of Transmittal to Ironwood Multi-Strategy Fund LLC at the following address:

FOR OVERNIGHT MAIL: Ironwood Multi-Strategy Fund LLC c/o State Street Bank and Trust Attention: Transfer Agent 1 Heritage Drive Mail Stop: OHD0100 North Quincy, MA 02171	FOR FIRST CLASS MAIL: Ironwood Multi-Strategy Fund LLC c/o State Street Bank and Trust Attention: Transfer Agent BOX 5493 Mail Stop: OHD0100 Boston, MA 02206

or (ii) fax the applicable Letter(s) of Transmittal to State Street Bank and Trust Company at (617) 937-3051, so that it is received before (x) 11:59 p.m., Eastern Daylight Time, on September 27, 2016 in the case of tenders for cash and (y) 11:59 p.m., Eastern Daylight Time on November 30, 2016 in the case of tenders for Master Fund Units.  IF THE MEMBER CHOOSES TO FAX THE APPLICABLE LETTER(S) OF TRANSMITTAL, IT MUST ALSO MAIL THE ORIGINAL LETTER(S) OF TRANSMITTAL TO STATE STREET BANK AND TRUST COMPANY PROMPTLY AFTER IT IS FAXED (ALTHOUGH THE ORIGINAL LETTER(S) OF TRANSMITTAL, IF FAXED, DOES NOT HAVE TO BE RECEIVED BY MAIL BEFORE 11:59 P.M., EASTERN DAYLIGHT TIME, ON SEPTEMBER 27, 2016 OR NOVEMBER 30, 2016, AS APPLICABLE).  THE FEEDER FUND RECOMMENDS THAT TENDERING MEMBERS CALL STATE STREET BANK AND TRUST COMPANY AT (617) 662-7100 TO CONFIRM RECEIPT OF THE COMPLETED AND EXECUTED LETTER(S) OF TRANSMITTAL.  The value of the Units is expected to change between July 31, 2016 (the last time prior to the date of this filing as of which the Feeder Fund’s net asset value was calculated) and the Repurchase Date, the date as of which the value of the Units being purchased will be determined.  Members desiring to obtain the estimated net asset value of their Units may contact Ironwood Capital Management (“Ironwood”) at (415) 777-2400 or at the address listed on the first page of the Letters of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 8:00 p.m. (Eastern Daylight Time).

Please note that the Feeder Fund may suspend or postpone the Offer in limited circumstances by a vote of a majority of the Board, including a majority of the Independent Directors.  Although the Offer is scheduled to expire on September 27, 2016 in the case of tenders for cash and November 30, 2016 in the case of tenders for Master Fund Units, a Member that tenders all of its Units will remain a Member of the Feeder Fund through the Repurchase Date, when the net asset value of the Member’s Units is calculated.

At this time, the Directors contemplate that there may be a special tender made for the exchange of a further portion of the Fund’s Units for Master Fund Units.  The valuation date for that exchange would be on or about March 31, 2017. Tenders for a cash repurchase are not expected to be permitted in that tender.

ITEM 2.	ISSUER INFORMATION.

(a)           The name of the issuer is “Ironwood Multi-Strategy Fund LLC.”  The Feeder Fund is a Delaware limited liability company that is registered under the 1940 Act as a closed-end, non-diversified, management investment company.  The principal executive office of the Feeder Fund is located at One Market Plaza, Steuart Tower, Suite 2500, San Francisco, California 94105 and its telephone number is (415) 777-2400.

(b)           The title of the securities that are the subject of the Offer is “Units” of the Feeder Fund.  As of the close of business on July 31, 2016, there were approximately 1,108,534.58 Units of the Feeder Fund outstanding and the net asset value of the Feeder Fund was approximately $1,169,101,723.  As of the close of business on July 31, 2016, there were approximately 1,835,655.07 units of the Master Fund outstanding and the net asset value of the Master Fund was approximately $1,965,135,735.  Subject to the conditions set out in the Offer, the Feeder Fund will purchase Units tendered for cash as if the tendering Members were members of the Master Fund and subject to the terms of the Master Fund Offer as described above in Item 1.  Units tendered in exchange for Master Fund Units are not subject to the offering size limitation in the Master Fund Offer, but are subject to the overall limitation on the size of this Offer (i.e., up to 50% of Units outstanding on the Repurchase Date).

(c)           There is no established trading market for the Units, and any transfer of Units is strictly limited by the terms of the Feeder Fund’s prospectus dated October 1, 2015 (as it may be amended, modified or otherwise supplemented from time to time, the “Prospectus”) and the Feeder Fund’s Third Amended and Restated Limited Liability Company Agreement dated March 11, 2015 (the “LLC Agreement”).

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)           The name of the filing person is “Ironwood Multi-Strategy Fund LLC.”  The Feeder Fund’s principal executive office is located at One Market Plaza, Steuart Tower, Suite 2500, San Francisco, California 94105 and its telephone number is (415) 777-2400.  The Feeder Fund’s investment objective is capital appreciation with limited variability of returns.  The Feeder Fund attempts to achieve this objective by investing substantially all of its assets, net of reserves maintained for reasonably anticipated expenses, in the Master Fund, which is a Delaware limited liability company registered under the 1940 Act as a closed-end, non-diversified management investment company.

The Master Fund attempts to achieve its investment objective by allocating capital among a number of pooled entities (each, an “Underlying Fund,” and collectively, the “Underlying Funds”), each managed by an independent investment adviser pursuant to relative value investment strategies or other techniques and subject to various risks.

Ironwood Capital Management (“Ironwood”), an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended, serves as investment adviser to the Feeder Fund and the Master Fund.  The principal executive office of Ironwood is located at One Market Plaza, Steuart Tower, Suite 2500, San Francisco, California 94105 and its telephone number is (415) 777-2400.

The directors of the Feeder Fund’s Board (each, a “Director”) are Richard Meadows, M. Kelley Price, David Sung and Jonathan Gans.  The officers of the Feeder Fund (each, an “Officer”) are Jonathan Gans (Chief Executive Officer and President), Martha Boero (Treasurer), Alison Sanger (Chief Compliance Officer) and Laurie Chatoff (Secretary).  Their address is c/o Ironwood Multi-Strategy Fund LLC, One Market Plaza, Steuart Tower, Suite 2500, San Francisco, California 94105.

ITEM 4.	TERMS OF THE TENDER OFFER.

(a)           (1)(i) Subject to the conditions set out in the Offer, the Feeder Fund will purchase Units tendered for cash as if the tendering Members were members of the Master Fund and subject to the terms of the Master Fund Offer.  Units tendered in exchange for Master Fund Units are not subject to the offering size limitation in the Master Fund Offer, but are subject to the overall limitation on the size of this Offer (i.e., up to 50% of Units outstanding on the Repurchase Date).  The Feeder Fund will repurchase Units that Members have tendered for cash by 11:59 p.m., Eastern Daylight Time, on September 27, 2016. The Feeder Fund will repurchase Units that Members have tendered in exchange for Master Fund Units by 11:59 p.m., Eastern Daylight Time on November 30, 2016.

(ii)           The value of the Units tendered to the Feeder Fund for cash repurchase will be the net asset value as of the close of business on December 31, 2016, less any Early Repurchase Fee due to the Feeder Fund in connection with any repurchase.  Units exchanged for Master Fund Units will be exchanged on the basis of their relative net asset value as of the Repurchase Date, meaning that a Member tendering Units in exchange for Master Fund Units will receive Master Fund Units equal in value to the Member’s tendered Units as of the Repurchase Date (please note that while the value will be the same, the number of Master Fund Units a Member will receive will differ from the number of tendered Units).

Members who tender for a cash repurchase less than 95% of their Units and which Units are repurchased by the Feeder Fund will receive the specified dollar amount equal to the net asset value of such Units repurchased by the Feeder Fund, less the applicable Early Repurchase Fee.  Promptly after the Repurchase Date, each tendering Member will be given a non-interest bearing, non-transferrable promissory note issued by the Feeder Fund entitling the Member to be paid an amount equal to 100% of the unaudited net asset value of the Member’s repurchased Units, determined as of the Repurchase Date (after giving effect to all allocations to be made as of that date to the Member’s Units), less the applicable Early Repurchase Fee.  The note will entitle the Member to be paid on the Payment Date (a day within 30 calendar days after the Repurchase Date).

Members who tender for a cash repurchase 95% or more of their Units and which Units are repurchased by the Feeder Fund will receive the specified dollar amount equal to the net asset value of their Units repurchased by the Feeder Fund, less the applicable Early Repurchase Fee.  Payment will be in the form of: (i) cash or a non-interest bearing, non-transferrable promissory note issued by the Feeder Fund in an amount equal to the Initial Payment, which will be paid on or prior to the Payment Date; and (ii) a non-interest bearing, non-transferable promissory note issued by the Feeder Fund entitling the Member to up to the Subsequent Payment (as adjusted (if at all) in accordance with the next paragraph).

For a cash repurchase, following the later of: (i) 120 calendar days after the Repurchase Date; or (ii) any longer period the Board in its discretion deems necessary to protect the interests of the remaining Members, the amount of the Subsequent Payment may be adjusted so that the sum of the Initial Payment and the Subsequent Payment is equal to 100% of the final net asset value of the Member’s Units being repurchased, determined as of the Repurchase Date (after giving effect to all allocations to be made as of that date to the Member’s Units), less any applicable Early Repurchase Fee.  That Subsequent Payment (adjusted as needed) will then be paid to the Member. The Board in its discretion, but giving due regard to the interests of the remaining Members, may determine to make payment in satisfaction of a repurchase at earlier dates than those otherwise listed here.

In settling a cash repurchase, the Board in its discretion may pay repurchase proceeds, in whole or in part, in underlying securities to be obtained from the Master Fund’s investment portfolio of equivalent value to the repurchase proceeds owed.  The Feeder Fund does not expect that it will distribute securities as payment for repurchased Units except in unusual circumstances, such as in the unlikely event that:  (i) making a cash payment would result in a material adverse effect on the Feeder Fund or on Members not requesting that their Units be repurchased; or (ii) the Master Fund has received distributions from Underlying Funds in the form of securities that are able to be transferred to the Members.  In the event that the Feeder Fund makes a distribution of underlying securities as payment for Units, Members will bear any risks of the distributed securities and may be required to pay a brokerage commission or other costs in order to dispose of the securities.

As noted previously, a Member tendering Units in exchange for Master Fund Units will receive Master Fund Units valued as of the Repurchase Date in an amount equal to the value of the Member’s tendered Units as of the same date.  The payment of Master Fund Units to the Member will occur promptly upon confirmation of the relative net asset values of the Units and the Master Fund Units, which is expected to be in January 2017.  Between the Repurchase Date and such payment date, the Member will hold a non-interest bearing, non-transferrable promissory note issued by the Feeder Fund indicating a promise to pay the Member the requisite number of Master Fund Units.  Aside from that, the various delayed payment and “hold-back” terms described for the cash repurchase will not apply to the exchange of Units for Master Fund Units. In consideration for being exempt from those terms, a Member tendering Units in exchange for Master Fund Units agrees to pay on demand any amount owed to the Feeder Fund as a result of a subsequent downward adjustment of the Feeder Fund’s net asset value as of the Repurchase Date in accordance with the terms of the Feeder Fund’s net asset value adjustment procedures (which generally limit adjustments to within 120 calendar days of the Repurchase Date).  At the option of the Feeder Fund, repayment can be effected by automatically enrolling the Member in the Master Fund’s next regular cash tender offer to tender that limited portion of the Member’s Master Fund Units needed to fund the amount due to the Feeder Fund, with cash proceeds paid directly to the Feeder Fund.  In the event of a split tender (i.e., a tender made in part for cash and in part for Master Fund Units), the amount tendered for cash will be processed in accordance with the terms and procedures for cash tenders and the amount tendered for Master Fund Units will be processed in accordance with the terms and procedures for an exchange of Units.

(iii)           The Offer is scheduled to expire at 11:59 p.m., Eastern Daylight Time, on September 27, 2016 in the case of tenders for cash and at 11:59 p.m., Eastern Daylight Time, on November 30, 2016 in the case of tenders for Master Fund Units.

(iv)           Not applicable.

(v)           The Feeder Fund does not expect to extend the Offer.

(vi)           Not applicable.

(vii)           Members wishing to tender Units pursuant to the Offer should respond to the Feeder Fund with an Offer Acceptance by completing, executing and delivering the applicable Letter(s) of Transmittal to State Street Bank and Trust Company, at the address set out on the first page of the Letters of Transmittal.  The completed and executed Letter(s) of Transmittal must be received by State Street Bank and Trust Company no later than 11:59 p.m., Eastern Daylight Time, on September 27, 2016 in the case of tenders for cash and at 11:59 p.m., Eastern Daylight Time, on November 30, 2016 in the case of tenders for Master Fund Units.  The Feeder Fund recommends that all documents be submitted by certified mail, return receipt requested, or by facsimile transmission.  A Member choosing to fax the applicable Letter(s) of Transmittal to State Street Bank and Trust Company must also send or deliver the original completed and executed Letter(s) of Transmittal to State Street Bank and Trust Company promptly thereafter. The Feeder Fund recommends that tendering members call State Street Bank and Trust Company at (617) 662-7100 to confirm receipt of the completed and executed Letter(s) of Transmittal.

(viii)           For purposes of the Offer, the Feeder Fund will be deemed to have accepted (and thereby purchased) Units that are tendered if and when it gives written notice to the tendering Members of its election to purchase such Units.

In addition, a Member may tender all of its Units or a portion of its Units; however, a Member who tenders some, but not all, of its Units as of the Repurchase Date will be required to maintain a minimum aggregate net asset value of Units generally equal to $25,000.  Members that tender in exchange for Master Fund Units must do so with respect to all of their Units that are not tendered for cash.  The Feeder Fund reserves the right to reduce the amount to be repurchased from a Member as of the Repurchase Date so that the required minimum aggregate net asset value of Units is maintained.

(ix)           If, in this Offer, Members tender for repurchase more than the number of Units of the Feeder Fund available for repurchase on the Repurchase Date, the Feeder Fund may, in the Board’s sole and absolute discretion, either: (i) accept the additional Units permitted to be accepted pursuant to Rule 13e 4(f)(3) under the Exchange Act;  (ii) increase the outstanding Units that the Feeder Fund is offering to purchase by up to two percent (2%) on the Repurchase Date; (iii) extend the Offer, if necessary, and increase the amount of Units that the Feeder Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Units tendered as well as any Units tendered during the extended Offer; or (iv) accept a portion of the Units tendered prior to or on the Repurchase Date for payment on a pro rata basis based on the aggregate net asset value of tendered Units.

(x)           The repurchase of Units pursuant to the Offer will have the effect of increasing the proportionate interest in the Feeder Fund of Members that do not tender Units.  Members that retain their Units may be subject to increased risks that may possibly result from the reduction in the Feeder Fund’s aggregate indirect exposure to the Underlying Funds resulting from payment for the Units tendered.  These risks include the potential for greater volatility due to decreased diversification of the Master Fund’s investments in the Underlying Funds.  The Feeder Fund believes, however, that this result is unlikely given the nature of the Master Fund’s investment program.

(xi)           Not applicable.

(xii)           The following discussion is a general summary of certain U.S. federal income tax considerations applicable to the repurchase of Units by the Feeder Fund for cash pursuant to the Offer.  This summary does not purport to be a complete description of the income tax considerations applicable to such purchase.  This summary assumes that Members hold Units as capital assets (generally, property held for investment).  The discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations and administrative and judicial interpretations, each as of the date of this Offer and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion.  The Feeder Fund has neither sought nor will seek any ruling from the Internal Revenue Service, or “IRS,” regarding this Offer.  This summary does not discuss any aspects of foreign, state or local tax.  Each Member should consult its own tax advisor regarding the tax consequences to such Member of participating (or not participating) in the Offer.

The sale of Units pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes, either as a “sale or exchange” or, under certain circumstances, as a “dividend.”  In general, under Section 302 of the Code, a redemption of Units pursuant to the Offer should be treated as a sale or exchange of Units by a Member if the redemption: (i) is “substantially disproportionate” with respect to the Member; (ii) results in a “complete redemption” of the Member’s interest; or (iii) is “not essentially equivalent to a dividend” with respect to the Member.  In determining whether any of these tests has been met, a Member’s Units are generally deemed to include Units considered to be owned by the Member by reason of certain constructive ownership rules set forth in Section 318 of the Code.  A “substantially disproportionate” redemption generally requires a reduction of more than 20% in the Member’s proportionate interest in the Feeder Fund after all repurchases of Units from all Members pursuant to the Offer are taken into account.  A “complete redemption” of a Member’s interest generally requires that all Units of the Feeder Fund actually and constructively owned by the Member be liquidated.  A redemption “not essentially equivalent to a dividend” requires that there be a “meaningful reduction” in the Member’s proportionate interest in the Feeder Fund, which should be the case if the Member has a minimal interest in the Feeder Fund, exercises no control over Feeder Fund affairs and suffers a reduction in its proportionate interest in the Feeder Fund.

If the sale of a Member’s Units meets any of the tests for “sale or exchange” treatment, the Member will recognize gain or loss equal to the difference between the amount of cash and the fair market value of the Master Fund Units received pursuant to the Offer and the tax basis of the Units sold.  Such gain or loss will be a capital gain or loss if the Units sold have been held by the Member as a capital asset.  In general, capital gain or loss with respect to Units sold will be long-term capital gain or loss if the holding period for Units is more than one year.  The maximum long-term capital gains rate currently applicable to such a sale of Units by an individual in 2016 is 20% plus a 3.8% Medicare contribution tax for individuals whose adjusted gross income exceeds certain thresholds.  A Member’s tax basis in the Master Fund Units received in the Offer in a “sale or exchange” will equal the Member’s cost of acquiring such Master Fund Units, and the holding period of such Master Fund Units will begin on the day after the “sale or exchange.”  Members should consult the prospectus for the Master Fund that accompanies this Offer and their own tax advisors to obtain more information regarding the tax consequences of owning Master Fund Units received in a sale or exchange.

Upon a disposition of Units, the Feeder Fund will report the gross proceeds and, for Units acquired on or after January 1, 2012, cost basis to the Member and the IRS.  For each disposition, the cost basis will be calculated using the Feeder Fund’s default method of first-in, first-out, unless the Member has instructed the Feeder Fund in writing to use a different calculation method permitted by the IRS, including average cost or specific Unit lot identification.  The cost basis method elected by the Member (or the cost basis method applied by default) for each disposition of Units may not be changed after the settlement date of each such disposition of Units.  If a Member holds its Units through a broker (or other nominee), the Member should contact that broker (or nominee) with respect to the reporting of cost basis and the elections available for the Member’s account. The Member should consult with its tax advisor to determine the best IRS-accepted cost basis method for its situation and to obtain more information about how the cost basis reporting law applies to the Member.

If none of the Section 302 tests described above is met, a Member may be treated as having received a distribution on its Units that is, in whole or in part, a dividend, return of capital or capital gain, depending on: (i) whether there are sufficient otherwise undistributed earnings and profits to support a dividend; and (ii) the Member’s tax basis in the Units.  In that case, the tax basis in the Units tendered to the Feeder Fund remaining after any return of capital will be transferred to any remaining Units held by the Member in the Feeder Fund.  Generally, if a Member receives Master Fund Units as a distribution, such Member’s tax basis in the Master Fund Units will equal the fair market value of such Master Fund Units, and the holding period of such Master Fund Units will begin on the day after the distribution.  Members should consult the prospectus for the Master Fund that accompanies this Offer and their own tax advisors to obtain more information regarding the tax consequences of owning Master Fund Units received in a distribution.

The gross proceeds paid to a Member or other payee pursuant to the Offer will be subject to a withholding tax unless either:

1.
the Member has provided the Member’s taxpayer identification number or social security number on IRS Form W-9 or its equivalent, and certifies under penalty of perjury:  (i) that the number is correct, and (ii) either that (A) the Member is exempt from backup withholding, (B) the Member is not otherwise subject to backup withholding as a result of a failure to report all interest or dividends or (C) the IRS has notified the Member that the Member is no longer subject to backup withholding; or

2.	an exception applies under applicable law and Treasury regulations.

(a)(2)   Not applicable.

(b)           Any Units) to be purchased from any Officer, Director or affiliate of the Feeder Fund will be on the same terms and conditions as any other purchase of Units.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Prospectus and LLC Agreement, each of which were provided to each Member in advance of subscribing for Units, provide that the Board has the sole and absolute discretion to determine whether it will cause the Feeder Fund to offer to repurchase Member’s Units pursuant to a tender offer to repurchase.  In any tender offer, the Board may determine to cause the Feeder Fund to repurchase less than the full amount of the Units that Members requested to be repurchased.  The Prospectus also states that Ironwood expects that it will recommend to the Board that the Feeder Fund makes an Offer to repurchase Units from Members as of June 30 and December 31 of each year.

Except that the Feeder Fund intends to participate in the corresponding Master Fund Offer and that the Offer and the Master Fund Offer are interrelated as described above, the Feeder Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between: (i) the Feeder Fund, the Master Fund, Ironwood, the Directors or any person controlling the Feeder Fund, the Master Fund or Ironwood; and (ii) any other person, with respect to the Units.

ITEM 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a)           The Offer serves two purposes.  Repurchasing Units for cash provides liquidity to Members that hold Units, as contemplated by and in accordance with the procedures set out in the Prospectus and LLC Agreement.  Allowing exchanges of Units for Master Fund Units provides a relatively efficient means for Members to transfer from the Feeder Fund to the Master Fund without having to receive and reinvest cash, which would require the Master Fund to sell assets to fund the transfer.  In addition, the demand for these kinds of transfers is likely to increase in the near term as a result of new regulations targeting the wealth management industry and associated with the U.S. Department of Labor’s so-called “fiduciary rule.” Those regulations are expected to come into effect in April 2017.

(b)           Units that are tendered to the Feeder Fund in connection with the Offer will be retired, although the Feeder Fund may issue Units from time to time in accordance with the Prospectus and LLC Agreement.

(c)           None of the Feeder Fund, the Master Fund, Ironwood or the Board or any person controlling the Feeder Fund, the Master Fund or Ironwood has any plans or proposals that relate to or would result in:

(1)           an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Feeder Fund;

(2)           any purchase, sale or transfer of a material amount of assets of the Feeder Fund (other than as the Board determines may be necessary or appropriate to fund any portion of the repurchase price for Units acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Feeder Fund);

(3)           any material change in the present distribution policy or indebtedness or capitalization of the Feeder Fund;

(4)           any change in the present Board or in the management of the Feeder Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board, or to fill any existing vacancy on the Board or to change any material term of the employment contract of any executive officer;

(5)           any other material change in the Feeder Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act;

(6)           the acquisition by any person of additional Units (other than the Feeder Fund’s intention to accept subscriptions for Units from time to time in the discretion of the Board), or the disposition of Units (other than through periodic tender offer to repurchase as described in Item 4 above, including the Offer); or

(7)           any changes in the LLC Agreement or other governing instruments or other actions that could impede the acquisition of control of the Feeder Fund.

At this time, the Directors contemplate that there may be a special tender made for the exchange of a further portion of the Fund’s Units for Master Fund Units.  The valuation date for that exchange would be on or about March 31, 2017. Tenders for a cash repurchase are not expected to be permitted in that tender.

Because the Units are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A ss. 229.1006(c) are not applicable to the Feeder Fund.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)           In determining the number of Units that can be repurchased for cash, the structure of this Offer generally is intended to treat Members as if they were direct members of the Master Fund and subject to the Master Fund Offer.  The Master Fund Offer is for approximately 10% of the Master Fund Units outstanding as of the Repurchase Date.  As of July 31, 2016, the Feeder Fund held approximately 60% of the Master Fund Units, which means that if no other Master Fund members tender their units in the Master Fund Offer (and assuming hypothetically that the portion of the Master Fund Units held by the Feeder Fund remains constant through to December 31, 2016), the Feeder Fund would be able to repurchase for cash under this Offer approximately 16.81% of its Units outstanding.  Conversely, if Master Fund members, including the Feeder Fund, tender their units to the maximum extent permitted under the Master Fund Offer, the Feeder Fund would be able to repurchase for cash approximately 10% of its Units outstanding.  The actual percentage of Units available for repurchase for cash under this Offer will vary but is expected generally to be within this range.  The Master Fund may maintain cash or borrow money (as described in paragraph (d) below) to pay repurchase proceeds, which would (indirectly) increase the Feeder Fund’s operating expenses and could adversely impact the ability of the Master Fund to achieve its investment objective.  Payment for Units repurchased for cash may require the Master Fund to liquidate portfolio holdings in Underlying Funds earlier than otherwise planned, potentially resulting in losses, and may increase the Master Fund’s portfolio turnover.  Master Fund Units to be exchanged for Feeder Fund Units under this Offer are those held on the balance sheet of the Feeder Fund in the ordinary course of its operations.

(b)           There are no material conditions to the financing of the transaction.  There are currently no alternative financing plans or arrangements for the transaction.

(c)           The Feeder Fund expects to incur expenses of approximately $125,000 in connection with the Offer.  Such expenses include, without limitation, costs of printing, mailing out the Offer to Purchase to each Member, filing fees and legal costs.

(d)           None of the Feeder Fund, Ironwood or the Board or any person controlling the Feeder Fund or Ironwood has determined at this time to borrow funds to purchase Units tendered in connection with the Offer.  Depending on the dollar amount of Units tendered for cash and prevailing general economic and market conditions; the Master Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the cash repurchase amount for Units, subject to compliance with applicable law.  The Feeder Fund expects that the repayment of any amounts borrowed by the Master Fund will be financed from: (i) additional funds contributed to the Feeder Fund by existing or new Members; (ii) additional funds contributed to the Master Fund by existing or new members of the Master Fund or (iii) from a liquidation of a portion of the Master Fund’s investment in one or more Underlying Funds.

ITEM 8.	INTERESTS IN SECURITIES OF THE ISSUER.

(a)           Based on the July 31, 2016 estimated net asset value of the Feeder Fund, the following aggregate Units and percentage interest such Units represent that are held by the Feeder Fund, the Adviser, any Director, any Officer or any person controlling the Feeder Fund or the Adviser are:

Name	Relationship to Fund	Units Held	% Interest of Fund
Jonathan Gans	Director, CEO and President	117.959	Less than 1%

(b)           During the past 60 days no transactions by the Feeder Fund, the Adviser, any Director, any Officer or any person controlling the Feeder Fund or the Adviser have occurred.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated by the Feeder Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.	FINANCIAL STATEMENTS.

(a)           (1)           The Feeder Fund was organized on August 25, 2010 and began operations on January 1, 2011.  Reference is made to the following financial statements of the Feeder Fund, which the Feeder Fund has prepared and furnished to Members pursuant to Rule 30e-1 under the 1940 Act and filed with the SEC pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

Audited financial statements for the fiscal year ended April 30, 2016 previously filed with the SEC on Form N-CSR on July 8, 2016;

(b)           The Feeder Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934.

(1)           Not applicable.

(2)           Net asset value per Unit $1,054.64 (July 31, 2016).

(c)           The Feeder Fund’s net asset value will be reduced by the amount of the tendered Units that are accepted for purchase by the Feeder Fund.

ITEM 11.	ADDITIONAL INFORMATION.

(a)           (1)           None.

(2)           None.

(3)           Not applicable.

(4)           Not applicable.

(5)           None.

(b)           None.

ITEM 12.	EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer to Purchase Units and are incorporated herein by reference:

A.           Cover Letter to Offer to Purchase and Letters of Transmittal.

B.           Offer to Purchase.

C.           Form of Letters of Transmittal.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

IRONWOOD MULTI-STRATEGY FUND LLC

By:	/s/ Jonathan Gans
	Name:	Jonathan Gans
	Title:	President, Chief Executive Officer

IRONWOOD CAPITAL MANAGEMENT
as investment adviser

By:	/s/ Jonathan Gans
	Name:	Jonathan Gans
	Title:	President, Chief Executive Officer

August 26, 2016

EXHIBIT INDEX

EXHIBITS

A	Cover Letters to Offer to Purchase and Letters of Transmittal.

B	Offer to Purchase.

C	Form of Letters of Transmittal.